Mail Stop 3561

December 23, 2008

Alan M. Meckler
Chief Executive Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, CT 06820

> **Re:** **Jupitermedia Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 4, 2008**
> **File No. 000-26393**

Dear Mr. Meckler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Special Meeting, page 11

Vote Required for Approval, page 11

1. We note the December 2008 Form 4 filings that Messrs. Meckler, Bach and Patrick have made. Please indicate whether any recent acquisitions are subject to the support agreements entered into with Getty Images, dated as of October 22, 2008.

Proposal #1: Proposal to Sell Jupiterimages, page 14

Background of the Sale of Jupiterimages, page 14

2. In an article published by the *New York Post* on February 21, 2007 entitled "Getty Is Eying 'Net Rival,'" anonymous sources indicated that Getty Images could be willing to purchase Jupitermedia at a price of $11.00 per share. Please confirm that $9.75 was the maximum price proposed by Getty Images during the time period of December 2006 through early March 2007.

3. In several locations throughout your background discussion rather than identifying the individuals that participated in certain meetings and/or discussions you refer to "certain" individuals or "representatives" of certain parties. Please revise your disclosure so that it identifies all key people who participated in any discussion, meeting or negotiation related to the various merger discussions rather than the general descriptions you currently provide. Also clarify the nature of each bidder to state whether the bidder is a strategic or financial bidder.

4. Please revise the disclosure in the first paragraph of your "Background of the Sale of Jupiterimages" section to discuss why Jupitermedia was seeking to sell Jupiterimages, how discussions between Jupiterimages and Getty Images arose, why the discussions ended and the number of discussions or meetings that occurred from December 2006 to March 2007. Also, please revise your disclosure to describe the relationship between Jupitermedia and Getty Images before December 2006.

5. On page 15 and in other areas in your background discussion you indicate that certain potential bidders had an interest in acquiring "…certain select assets, (but not all assets) of the Images business…" Please briefly describe the select assets that each of the various bidders was interested in purchasing.

6. In the eighth paragraph on page 16 you mention the draft of the stock purchase agreement. Please briefly discuss the material aspects of that agreement. Also, in various places in your background discussion, such as in the second paragraph on page 18, you disclose that discussions or negotiations took place with respect to the terms of the stock purchase agreement. Please elaborate upon the content of each discussion or negotiation that took place regarding the stock purchase agreement.

7. In the tenth paragraph on page 16 and in other places in this section you disclose that some of the bidders would request exclusivity, but that you would not grant exclusivity at that time. In each instance please briefly indicate why you did not grant exclusivity.

8. In paragraph one on page 17 you indicated that you suggested that the Fourth Bidder use a seller note to finance Fourth Bidder's purchase of Jupiterimages. Please briefly discuss this alternative and the material terms of the seller note.

9. In the seventh paragraph on page 17 state "[o]n August 4, 2008, Mr. Meckler contacted Third Bidder to inform Third Bidder that its current range of purchase price was not acceptable…" You make similar statements throughout your background discussion regarding other bids. In each instance, please indicate if the bid was presented to the board of directors, and if so, their response and please provide any reasons beyond the consideration offered why Jupitermedia found the bids insufficient.

10. In paragraph eleven on page 18 you indicate that the Fourth Bidder was interested in purchasing the "rights managed" portion of Jupiterimages. Please briefly describe your "rights managed" business.

11. In paragraph four on page 19 you state "[d]iscussions and negotiations continued throughout the week with respect to various transaction terms, including target closing date working capital." Similarly, you state in paragraph one on page 20 that "…the parties discussed other aspects of the stock purchase agreement, including …" Please revise this section to disclose all material terms discussed or negotiated during the various meetings, discussions or negotiations held with regard to the sale of Jupiterimages or revise your disclosure to state, if true, that the items you list were the only material issues discussed or negotiated. Please revise any similar language found in your background discussion.

12. In the fourth paragraph on page 20 you discuss the Fourth Bidder's offer with regard to acquiring only the "rights managed" portion of Jupiterimages. Please discuss Jupitermedia's response to this offer. Also, please clearly indicate with respect to each bidder when you no longer considered their interest and why.

13. In the sixth paragraph on page 20 you state that "[a]fter discussions with Jupitermedia's management and certain members of its board of directors…" Please disclose who from the board of directors participated in the discussions and why they were the only ones included in the discussions.

Opinion of Jupitermedia's Financial Advisor, page 22

14. In the fifth paragraph on page 22 you state that "[t]he opinion is solely for the use and benefit of Jupitermedia's board of directors in its evaluation of the sale of Jupiterimages to Getty Images and shall not be used for any other purpose." We note a similar statement in Annex C. Because it is inconsistent with the disclosures related to the opinion, please delete the limitation. Alternatively, disclose the basis for Merrill Lynch's belief that shareholders cannot rely upon the opinion to support any claims against Merrill Lynch arising under applicable state law (e.g., the inclusion of an express disclaimer in Merrill Lynch's opinion letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of

directors under applicable state law. Further, disclose that the availability of a state-law defense to Merrill Lynch would have no effect on the rights and responsibilities of either it or the board of directors under the federal securities laws.

Representations and Warranties, page 30

15. In the third full paragraph on page 30 under the heading "Representations and Warranties" you state that "[t]hese representations and warranties are intended for the benefit of the parties only and are not for the benefit of stockholders or the investing public generally" and "[a]ccordingly, you should not rely on these representations and warranties as statements of fact." Please revise to remove any potential implication that the referenced opinion and merger agreement do not constitute public disclosure under the federal securities laws. Please revise any other similar language in your filing.

16. In the third full paragraph on page 30 you state that "[t]hese representations and warranties are subject to qualifications, limitations, and information contained in confidential disclosure schedules exchanged by the parties in connection with negotiating the terms of the stock purchase agreement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

As appropriate, please amend your filings. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director